# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Avidity Biosciences, Inc., CIK 0001599901
CUSIP: 05370A108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3020 Callan Road, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 10/27/2025
Amends the filing with accession number 0001493152-20-011566
Filed by CIK 0001493215
Persons authorized to receive notices and communications: Roderick Wong, M.D., RTW Investments, LP, 40 10th Avenue, Floor 7, New York, New York (NY), 10014, (646) 597-6980

## Reporting persons
- RTW Investments, LP (CIK 0001493215): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,686,110; sole dispositive power 0; shared dispositive power 4,686,110; aggregate amount beneficially owned 4,686,110 (3.1% of the class)
- Roderick Wong (CIK 0001493280): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,686,110; sole dispositive power 0; shared dispositive power 4,686,110; aggregate amount beneficially owned 4,686,110 (3.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Avidity Biosciences, Inc.
Address of issuer's principal executive offices: 3020 Callan Road, San Diego, California (CA), 92121
Comment:
This Amendment No. 5 ("Amendment No. 5") relates to and amends the Statement of Beneficial Ownership on Schedule 13D of the Reporting Persons, initially filed jointly by the Reporting Persons with the Securities and Exchange Commission ("SEC") on June 22, 2020 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed jointly by the Reporting Persons with the SEC on February 2, 2023 ("Amendment No. 1"), as amended by Amendment No. 2 filed jointly by the Reporting Persons with the SEC on January 24, 2024 ("Amendment No. 2") and as amended by Amendment No. 3 filed jointly by the Reporting Persons with the SEC on March 1, 2024 ("Amendment No. 3") and as amended by Amendment No. 4 filed jointly by the Reporting Persons with the SEC on August 23, 2024 ("Amendment No. 4", and together with the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5, the "Schedule 13D"), with respect to common stock, par value $0.0001 per share (the "Shares") of the Issuer.

Items 2, 5 and 6 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than the previously announced settlement order entered into by RTW Investments, L.P. with the SEC dated May 30, 2023 (File No. 3-21473) (the "Settlement"). Pursuant to the Settlement, the SEC found violations of Sections 206(2) and 206(4) of the Investment Advisors Act of 1940 and Rule 206(4)-7 thereunder, and Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 thereunder, relating to conflicts of interest disclosure and beneficial ownership reporting, respectively. Under the terms of the settlement, RTW Investments agreed to a cease-and-desist order, a censure, and a civil penalty of $1.4 million.
Civil proceedings (securities laws) in the last five years: The information in Item 2(d) is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 149,665,205 Shares outstanding, which is the sum of: (i) the 128,653,337 Shares outstanding as of July 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 7, 2025; (ii) the 17,250,000 Shares issued in a public offering as reported in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the SEC on September 12, 2025: and (iii) 3,761,868 Shares issued upon exercise of the Pre-Funded Warrants on October 27, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the Shares effected by the Reporting Persons during the past sixty (60) days, which were all in the open market, are set forth on Schedule 1 attached hereto as Exhibit 99.1.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on October 29, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The penultimate paragraph of Item 6 of Amendment No. 4 is hereby amended and restated as follows:

Since the filing of the Schedule 13D, the Reporting Persons have acquired and disposed of cash-settled swaps that constitute short economic exposure to the Shares ("Short TRS Positions"). Currently the Short TRS Positions of the Reporting Persons constitute long economic notional exposure to 1,200,000 Shares or approximately 0.8% of the outstanding Shares in the aggregate. All balances due under the swaps will be cash settled on the applicable settlement date and may not be settled by the delivery of Shares. In addition, the swaps do not give any of the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer, do not provide the Reporting Persons with an option to purchase any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. The Reporting Persons do not have voting power or dispositive power with respect to the Shares referenced in such cash settled swaps and disclaim beneficial ownership of the to which such swaps relate.

In addition, the last paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons have settled their entire short position in the Shares and no longer have any short position in the Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Schedule 1

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (10/29/2025)
- Roderick Wong: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (10/29/2025)